UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2014

On February 27, 2015, the board of directors of KB Financial Group Inc. resolved to convene the annual general meeting of shareholders for fiscal year 2014 as follows:

•	Date and Time: March 27, 2015, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2014

2)	Amendment of the articles of incorporation

3)	Appointment of directors (one non-standing director and seven non-executive directors)

4)	Appointment of members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors

Shareholders may exercise their voting rights without attending the meeting in person by submitting their voting cards by mail.

Nominee for Non-Standing Director

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Hong Lee (New appointment) (4/7/1958)	Senior Executive Vice President and Head of Sales Group, Kookmin Bank

•   Senior Executive Vice President, Corporate Banking Division, Kookmin Bank

•   Executive Vice President, SOHO Business Supporting Division, Kookmin Bank

•   Executive Vice President, HR Division, Kookmin Bank

•   Head of South Regional Head Office, Kookmin Bank

•   Head of Middle East Corporate Business Supporting Office, Kookmin Bank

			• M.B.A., Helsinki School of Economics • B.A. in Linguistics, Seoul National University	Republic of Korea	2 years

Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Young Hwi Choi (New appointment) (10/28/1945)	—	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	• B.A. in Economics, Sungkyunkwan University	Republic of Korea	1 year

Woon Youl Choi (New appointment) (4/2/1950)	Professor, Sogang University	• Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	• Ph.D. in Finance, University of Georgia • M.B.A., University of Georgia • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Suk Ryul Yoo (New appointment) (4/21/1950)	Advisor, Samsung Total Petrochemicals Co., Ltd.

•   Visiting Professor, Seoul National University

•   Chairman, Credit Finance Association

•   President & CEO, Samsung Total Petrochemicals Co., Ltd.

•   President & CEO, Samsung Card Co., Ltd.

•   President & CEO, Samsung Life Insurance Co., Ltd.

•   President & CEO, Samsung Securities Co., Ltd.

•   President & CEO, Samsung Capital Co., Ltd.

			• M.S. in Industrial Engineering, Korea Advanced Institute of Science & Technology • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Michael Byungnam Lee (New appointment) (09/24/1954)	President & CEO, LG Academy

•   Executive Vice President, Human Resources, LG Corp.

•   Vice President, LG Academy

•   Assistant Professor, Georgia State University

•   Assistant Professor, California State University

•   Project Analyst, Daewoo Industrial Co., Ltd.

			• Ph.D. in Industrial Relations, University of Minnesota • M.L.H.R. (Master of Labor and Human Resources), Ohio State University • B.A. in Economics, Sogang University	Republic of Korea	1 year

Jae Ha Park (New appointment) (11/25/1957)	Senior Research Fellow, Korea Institute of Finance

•   Deputy Dean, Asian Development Bank Institute

•   Vice President, Korea Institute of Finance

•   Vice Chairman, Korea Money and Finance Association

•   Senior Counselor to the Minister, Ministry of Economy and Finance

•   Outside Director, Shinhan Bank

•   Outside Director, Daewoo Securities

•   Outside Director, Jeonbuk Bank

			• Ph.D. in Economics, Pennsylvania State University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Eunice Kyonghee Kim (New appointment) (03/29/1959)	Professor, Ewha Law School

•   Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

•   Managing Director & Chief Compliance Officer, Citibank Japan Inc.

•   Executive Vice President & Chief Legal Officer, Citibank Korea Inc.

•   Vice-Chairperson, International Association of Korean Lawyers

•   Member, Financial Development Committee

•   Member, Korea Prosecution Future Development Committee

			• J.D., Yale Law School • B.A., Chinese Studies & Administrative Science, Yale University	United States of America	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jongsoo Han (New appointment) (10/16/1960)	Professor, Ewha Womans University	• Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	• Ph.D. in Accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh • M.B.A., Yonsei University • B.A. in Business Administration, Yonsei University	Republic of Korea	1 year

Nominees for Members of the Audit Committee Who Are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Young Hwi Choi (New appointment) (10/28/1945)	—	• President & CEO, Shinhan Financial Group Co., Ltd. • Deputy President, Shinhan Bank • Deputy Director, Ministry of Finance • Manager, The Bank of Korea	• B.A. in Economics, Sungkyunkwan University	Republic of Korea	1 year

Woon Youl Choi (New appointment) (4/2/1950)	Professor, Sogang University	• Vice President, Sogang University • Member, Korea Monetary Board • President, Korea Money & Finance Association • President, Korean Securities Association • Commissioner, Korea Stock Exchange	• Ph.D. in Finance, University of Georgia • M.B.A., University of Georgia • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Eunice Kyonghee Kim (New appointment) (03/29/1959)	Professor, Ewha Law School

•   Deputy CEO, Chief Compliance Officer, Hana Financial Group Inc.

•   Managing Director & Chief Compliance Officer, Citibank Japan Inc.

•   Executive Vice President & Chief Legal Officer, Citibank Korea Inc.

•   Vice-Chairperson, International Association of Korean Lawyers

•   Member, Financial Development Committee

•   Member, Korea Prosecution Future Development Committee

			• J.D., Yale Law School • B.A., Chinese Studies & Administrative Science, Yale University	United States of America	1 year

Jongsoo Han (New appointment) (10/16/1960)	Professor, Ewha Womans University	• Member, Korea Accounting Deliberating Council, Financial Services Commission • Vice President, Korea Accounting Association • Member, Korea Accounting Standards Board	• Ph.D. in Accounting, Joseph M. Katz Graduate School of Business, University of Pittsburgh • M.B.A., Yonsei University • B.A. in Business Administration, Yonsei University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 27, 2015	By	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President